RESTATED ARTICLES OF INCORPORATION
OF
STRYKER CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned corporation executes the following Articles:

1.	The present name of the corporation is Stryker Corporation.

2.	The identification number assigned by the Bureau is 148492.

3.	The only former name of the corporation was Orthopedic Frame Company

4.	The date of filing the original Articles of Incorporation was February 20, 1946.

5.	The following Restated Articles of Incorporation supersede the original Articles of Incorporation as amended and restated to date and shall be the Articles of Incorporation for the corporation.

ARTICLE I

The name of the corporation is Stryker Corporation.

ARTICLE II

The purpose of the corporation is to engage in any activity within the purposes for which corporations may be organized under the Business Corporation Act of Michigan. Without limiting in any manner the scope and generality of the foregoing, the corporation may manufacture and/or sell or lease hospital equipment, medical and surgical supplies and instruments and allied products and may buy, sell, lease or rent real estate and erect buildings in connection with the foregoing, or otherwise.

ARTICLE III

A.
The aggregate number of shares of all classes of stock which the corporation shall have authority to issue is 1,000,500,000 to be divided into two classes consisting of 500,000 shares of a class designated “Preferred Stock,” of the par value of One Dollar ($1) per share, and 1,000,000,000 shares of a class designated “Common Stock,” of the par value of Ten Cents ($0.10) per share.

B.	The relative rights, preferences and limitations of the share of each class are as follows:

1.
Preferred Stock. The Preferred Stock may be issued from time to time on one or more series, with such distinctive designation or title and in such number of shares as may be fixed by resolution of the Board of Directors without further action by shareholders. The Board of Directors is expressly granted authority to prescribe, by resolution or resolutions adopted before the issuance of any shares of a particular series of Preferred Stock, the relative rights and preferences of each series, and the limitations applicable thereto, including but not limited to the following:

a.	The voting powers, fill, special or limited, or no voting powers of each such series;

b.
The rate, terms and conditions on which dividends shall be paid, whether such dividends will be cumulative, and what preference such dividends shall have in relation to the dividends on other series or classes of stock;

c.	The rights, terms and conditions, if any, for conversion of such series of Preferred Stock into shares of other series or classes of stock;

d.	Any right of the corporation to redeem the shares of such series of Preferred Stock, and the price, time and conditions of such redemption, including the provisions for any sinking fund; and,

e.
The rights of holders of such series of Preferred Stock in relation to the rights of other series and classes of stock upon the liquidation, dissolution or distribution of the assets of the corporation.

Unless the Board of Directors otherwise provides in the resolution establishing a series of Preferred Stock, upon repurchase by the corporation, redemption or conversion, the shares of Preferred Stock shall revert to authorized but unissued shares and may be reissued as shares of any series of Preferred Stock

2.	Common Stock.

a.
Subject to the prior payment or provision therefor of dividends on the Preferred Stock, the holders of the Common Stock shall be entitled to receive out of the funds of the corporation legally available for such purpose dividends as and when declared by the Board of Directors

b.
In the event of any liquidation, dissolution or distribution of the assets of the corporation and after satisfaction of the preferential requirements of the Preferred Stock, the holders of Common Stock shall be entitled to share ratably in the distribution of all remaining assets of the corporation available for distribution.

c.	The holders of the Common Stock shall be entitled to one vote for each share held by them of record on the books of the corporation

ARTICLE IV

The shareholders of the corporation shall have no preemptive right to acquire additional or treasury shares of the corporation. All preemptive rights existing prior to the date hereof, whether created by statute or common law, are abolished

ARTICLE V

The address of the current registered office is: 2825 Airview Boulevard, Kalamazoo, Michigan 49002. The name of the current resident agent is Curt R. Hartman.

ARTICLE VI

The duration of the corporation is perpetual.

ARTICLE VII

The liability to the corporation and its shareholders of each and every person who is at any time a director of the corporation for acts or omissions in such person's capacity as a director is and shall be limited and eliminated to the full extent authorized or permitted by the Michigan Business Corporation Act, as it now exists or may hereafter be amended. Any amendment, alteration or repeal of this Article VII by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation for or with respect to any act or omission of such director occurring prior to, or at the time of, such amendment, alteration or repeal.

ARTICLE VIII

Each director shall be elected by a majority of the votes cast by the shares represented in person or by proxy and entitled to vote at any meeting for the election of directors at which a quorum is present; provided, however, that if as of the record date for the meeting there are more nominees than positions on the board of directors to be filled by election at such meeting, each director shall be elected by a plurality of the votes cast by the shares represented in person or by proxy at such meeting and entitled to vote on the election of directors. For purposes of this Article VIII, a majority of the votes cast means that the number of shares voted “for” a nominee must exceed the number of votes cast “against” that nominee.

6.
These Restated Articles of Incorporation were duly adopted on the 19th day of June, 2012, by the Board of Directors without a vote of the shareholders. These Restated Articles of Incorporation only restate and integrate and do not further amend the provisions of the Articles of Incorporation as heretofore amended and there is no material discrepancy between those provisions and the provisions of these Restated Articles

Signed this 22 day of June, 2012

By /s/ Dean H. Bergy
Dean H. Bergy, Secretary